UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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NORCOR TECHNOLOGIES CORPORATION

(Exact Name of Registrant As Specified In Its Charter)

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Georgia	333-204614	56-1693387
(State or other Jurisdiction of incorporation)	(Commission File Number)	IRS I.D.

338 South Sharon Amity Rd.

Charlotte, North Carolina 28211

(Address of Principal Executive Offices)

(888-318-5124)

(Registrant’s Telephone Number, Including Area Code)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, Norcor Technologies Corporation. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 3, 2017	Norcor Technologies Corporation.

		By:	/s/ Mark Clayton Sr
			Name:	Mark Clayton Sr
			Title:	President and Chief Executive Officer